FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, C.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

For the month of          DECEMBER 31             , 1996
                ---------------------------    --------------------------------
                                TURBODYNE TECHNOLOGIES INC.
-------------------------------------------------------------------------------

              (Translation of registrant's name into English)

       SUITE 510, 1090 WEST PENDER STREET, VANCOUVER, BC, CANADA, V6E 2N7
-------------------------------------------------------------------------------
                (Address of principal executive offices)

     Form 20-F     X               Form 40-F
               ---------                     ---------

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                No      X
              -----------                       -----------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                                 ---------------------------
                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JULY 8, 1997
--------------------
Date
                              /S/LEON E. NOWEK
                              ______________________________
                              Signature

                              LEON E. NOWEK
                              ------------------------------
                              Name

                              CHIEF FINANCIAL OFFICER
                              ------------------------------
                              Title

    *Print the name and title of the signing officer under his signature

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------

                     CONSOLIDATED FINANCIAL STATEMENTS
                     ---------------------------------

                        DECEMBER 31, 1996 AND 1995
                        --------------------------
                                 (Revised)

                             AUDITORS' REPORT

To the Shareholders of
Turbodyne Technologies Inc.

We have audited the revised consolidated balance sheets of Turbodyne Technologies Inc. as at December 31, 1996 and 1995 and the revised consolidated statements of operations and deficit and cash flows for the years then ended. These revised consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall revised financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and the changes in its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

In our report dated February 14, 1997, except for the last paragraph of
Note 5(A) which is as of March 12, 1997, we reported that in our opinion the consolidated financial statements presented fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and the changes in its cash flows for the years then ended in accordance with generally accepted accounting principles. Subsequent to March 12, 1997, the Company has revised these consolidated financial statements as explained in Note 13. Therefore, our report dated February 14, 1997, except for the last paragraph of Note 5(A) which is as of March 12, 1997, has been withdrawn.

Vancouver, B.C.

          February 14, 1997, except for the          Chartered Accountants
          last paragraph of Note 5(A) which
          is as of March 12, 1997, Note
          2, Note 13 and Note 14(a) which are
          as of May 14, 1997 and Notes 14(b),
          14(c), 14(d), and 14(e), which are
          as of June 17, 1997.

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------

                        CONSOLIDATED BALANCE SHEETS
                        ---------------------------
                         (In thousands of dollars)

                                                 December 31,       December 31,
                                                     1996                1995
                                                 -----------        ------------
                                                   (revised)
                                        ASSETS
CURRENT
     Cash                                          $   4,304         $     309
     Accounts receivable                               8,161                51
     Advances receivable                                 113               113
     Inventories (Note 3)                              4,730                 -
     Prepaid expenses and deposits                     1,166                93
     Deferred tax asset                                  341                 -
                                                   ---------         ---------
                                                      18,815               566
CAPITAL ASSETS (Note 4)                               15,703               638
PRODUCT DEVELOPMENT COSTS                              8,705             3,771
GOODWILL (Note 2)                                     21,234                 -
OTHER                                                     38               227
                                                   ---------          --------
                                                   $  64,495         $   5,202
                                                   =========         =========

                                       LIABILITIES
CURRENT
     Accounts payable and accrued liabilities      $   6,169         $     251
     Notes payable (Note 5)                            1,286               223
     Current portion of long term debt                 1,396                 9
                                                   ---------         ---------
                                                       8,851               483
LONG TERM DEBT (Note 6)                                7,211                20
DEFERRED INCOME TAX                                    1,455                 -
SHARE SUBSCRIPTIONS RECEIVED                               -               463
                                                   ---------         ---------
                                                      17,517               966
                                                   ---------         ---------

                                 SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 7)                                30,438             7,139
SPECIAL WARRANTS (Note 8)                             21,928                 -
DEFICIT                                               (5,461)           (2,903)
CUMULATIVE TRANSLATION ADJUSTMENT                         73                 -
                                                   ---------          --------
                                                      46,978             4,236
                                                   ---------          --------
                                                   $  64,495          $  5,202
                                                   =========          ========

Approved by the Board of Directors:

--------------------------------       ---------------------------------

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------

             CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
             -------------------------------------------------
          (In thousands of dollars, except per share information)


                                                  Year ended         Year ended
                                                  December 31,      December 31,
                                                      1996              1995
                                                  -----------        ----------
                                                   (revised)

NET SALES                                          $  19,007          $      -
COST OF GOODS SOLD                                    16,498                 -
                                                   ---------          --------
GROSS PROFIT                                           2,509                 -
OPERATING EXPENSES                                     5,061             1,528
                                                   ---------          --------
OPERATING LOSS                                        (2,552)           (1,528)
                                                   ---------          --------
NON OPERATING ITEMS
     Interest income                                     373                 -
     Interest expense                                   (491)                -
     Other                                                56                 -
     Amortization of goodwill                           (545)                -
                                                   ---------          --------

                                                        (607)                -
                                                   ---------          --------
LOSS BEFORE PROVISION FOR INCOME TAXES                (3,159)           (1,528)
INCOME TAXES RECOVERED                                   601                 -
                                                   ---------          --------

NET LOSS FOR THE PERIOD                               (2,558)           (1,528)
DEFICIT, BEGINNING OF PERIOD                          (2,903)           (1,375)
                                                   ---------          --------
                                                      (5,461)           (2,903)

NET ASSET DEFICIENCY OF LEGAL
     PARENT AT DATE OF REVERSE TAKE-OVER
     TRANSACTION                                           -                 -
                                                   ---------         ---------
DEFICIT, END OF PERIOD                             $  (5,461)         $ (2,903)
                                                   =========         =========
LOSS PER SHARE                                     $   (0.12)         $  (0.11)
                                                   =========         =========

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                   -------------------------------------
          (In thousands of dollars, except per share information)


                                                Year ended           Year ended
                                                December 31,        December 31,
                                                    1996                1995
                                                -----------         -----------
                                                 (revised)

OPERATING ACTIVITIES
     Loss for the period                          $   (2,558)        $   (1,528)
     Add non cash items                                                      -
        Amortization of goodwill                         545                 -
        Depreciation                                   1,046                 6
                                                  ----------        ----------
                                                        (967)           (1,522)
Change in non-cash working capital items                  (4)             (338)
                                                  ----------        ----------

FINANCING ACTIVITIES                                    (971)           (1,860)
                                                  ----------        ----------
Proceeds from debt obligations                         4,279               253
Repayment of debt obligations                         (2,098)              (46)
Net borrowings under line of credit arrangements        (275)                -
Issue of common shares                                22,836             4,323
Issue of special warrants                             21,928                 -
Shares subscriptions received                              -               462
                                                   ---------         ---------
                                                      46,670             4,992
                                                   ---------         ---------
INVESTING ACTIVITIES
     Acquisition of subsidiary operations            (32,370)                -
     Net asset deficiency of legal parent at
        date of reverse take-over transaction              -                 -
     Capital assets (net of depreciation


        allocated to product development costs)       (4,475)             (579)
     Product development costs                        (4,821)           (2,017)
     Other                                               (38)             (227)
                                                    --------          --------
                                                     (41,704)           (2,823)
                                                    --------          --------

NET INCREASE IN CASH                                   3,995               309
CASH, BEGINNING OF PERIOD                                309                 -
                                                    --------         ---------
CASH, END OF PERIOD                                 $  4,304         $     309
                                                    ========         =========

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                        DECEMBER 31, 1996 AND 1995
                        --------------------------
                         (in thousands of dollars)
                                 (revised)


NATURE OF OPERATIONS

The Company was incorporated under the Company Act of the Province of British Columbia, Canada, and was continued under the Canada Business Corporations Act on December 3, 1996. The Company is engaged in the following business operations through its U.S. subsidiaries:

i) the manufacture of aluminum cast automotive products, including engine components and specialty wheels; and

ii) the development of products to enhance performance and reduce emissions of internal combustion engines.

1.   SIGNIFICANT ACCOUNTING POLICIES

     The Company follows accounting principles generally accepted in Canada when preparing its consolidated financial statements.

     a) Consolidation

        These financial statements include the accounts of the Company and its wholly owned U.S. subsidiaries, Turbodyne Systems, Inc. and Pacific Baja Light Metals Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

     b) Cash and Cash Equivalents

        For the purpose of reporting cash flows, the Company considers all time deposits, certificates of deposit and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     c) Inventories

        Inventories are stated at the lower of cost or market. For the materials portion of inventories, the cost is determined using the LIFO (last-in, first-out) method. For the other components of inventories (labour and overhead) the cost is determined using the FIFO (first-in, first-out) method.

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                        DECEMBER 31, 1996 AND 1995
                        --------------------------
                         (in thousands of dollars)
                                 (revised)

1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     d) Depreciation

        Property, plant and equipment is recorded at its historical cost and is being depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of their useful lives or the life of the lease. The following is a summary of depreciable life by asset type:

          Building                                 30 years
          Furniture and fixtures               5 - 10 years
          Machinery and equipment              7 - 15 years
          Transportation equipment                  5 years
          Leasehold improvements               8 - 10 years

     e) Product Development Costs

        The Company is deferring all engineering, design consulting and other costs directly related to the ongoing development and commercialization of its Turbodyne System to be amortized against related revenues when production commences.

     f) Goodwill

        Goodwill, representing the excess of acquisition costs of shares over the assigned value of net assets acquired, is being amortized on a straight line basis over 20 years. On an annual basis, using estimated future net cash flows as a measure of recoverability, the Company evaluates whether there is a permanent impairment in the value of the unamortized portion of goodwill. Any impairment in the value of goodwill is written off against earnings.

     g) Leases

        Leases are classified as capital or operating leases. Leases which transfer substantially all of the benefits and risks incident to ownership of property are accounted for as capital leases. Assets acquired under capital leases are amortized on a straight-line method over five years. All other leases are accounted for as operating leases and the related lease payments are charged to expense as incurred.


     h) Fair Value of Financial Instruments

        The respective carrying value of certain on-balance-sheet financial instruments, approximate their fair values. These financial instruments include cash, accounts receivable, advances receivable, accounts payable and accrued liabilities, bank credit lines and other conventional debt financing.

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                        DECEMBER 31, 1996 AND 1995
                        --------------------------
                         (in thousands of dollars)
                                 (revised)

1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     i) Non-Monetary Transactions

        Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

     j) Foreign Currency Translation

        The financial statements of Pacific Baja Light Metals Corp., a self-sustaining foreign subsidiary, are translated using the current method whereby the balance sheet is translated at year end exchange rates and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the subsidiary's financial statements are included as a separate component of shareholders' equity.

        The financial statements of Turbodyne Systems, Inc., a fully integrated foreign subsidiary, are translated using the temporal method whereby monetary assets and liabilities are translated at year end rates, nonmonetary items at historical rates and expenses at the average rate for the year. Gains or losses from exchange translations are included in the results of operations.

2.   BUSINESS ACQUISITION

        Effective July 2, 1996, the Company acquired all the issued and outstanding shares of Pacific Baja Light Metals Corp. ("Pacific Baja"). This acquisition has been accounted for using the purchase method with the results of operations of Pacific Baja Light Metals Corp. for the period subsequent to July 2, 1996 being included in these consolidated financial statements. Pacific Baja is a manufacturer and distributor of after-market automotive wheels, compressor housings and manifolds, to wholesale distributors and original equipment manufacturers in the United States and abroad.

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                        DECEMBER 31, 1996 AND 1995
                        --------------------------
                         (in thousands of dollars)
                                 (revised)

2.   BUSINESS ACQUISITION (Continued)


Details of this acquisition are as follows:
Fair value of net assets acquired:
 Net working capital                               $  2,098
 Capital assets                                      11,749
 Long term debt                                      (1,635)
 Deferred income taxes                               (1,394)
                                                   --------
 Net tangible assets                                 10,818
 Goodwill                                            20,887
                                                   --------
 Cost of the acquisition                           $ 31,705
                                                   ========
Consideration:
 Cash resources                                    $ 16,320
 Common shares issued (3,076,923 common shares
 with a deemed fair market value of $5.00 per
 share)                                              15,385
                                                   --------
                                                   $ 31,705
                                                   ========

3.   INVENTORIES

                                                      1996              1995
                                                    -------           -------

 Finished goods                                    $   1,794         $       -
 Work in progress                                        893                 -
 Raw materials                                         2,043                 -
                                                   ---------         ---------
                                                   $   4,730         $       -
                                                   =========         =========
4.   CAPITAL ASSETS

                                                      1996              1995
                                                    -------          ---------
Land                                               $      95         $       -
Buildings                                                 25                 -
Furniture and fixtures                                   343               149

Machinery and equipment                               12,542               241
Transportation equipment                                 618                91
 Leasehold improvements                                2,642               116
                                                   ---------         ---------
                                                      16,265               597
 Less accumulated depreciation                       (1,280)              (73)
                                                   ---------         ---------
                                                      14,985               524
 Machinery under construction                            469                --
 Patents and trademarks                                  249               114
                                                   ---------         ---------
                                                   $  15,703         $     638
                                                   =========         =========

                        TURBODYNE TECHNOLOGIES INC.
                        ---------------------------
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                        DECEMBER 31, 1996 AND 1995
                        --------------------------
                         (in thousands of dollars)
                                 (revised)

4.   CAPITAL ASSETS (Continued)

     The Company was committed to purchase manufacturing machinery at December 31, 1996 of $195.

 Of the property, plant and equipment listed above, the assets located at the production facility in Ensenada, Mexico have a net book value of approximately $5,108 (1995 - $4,678).


5.   NOTES PAYABLE

                                            1996                  1995
                                         ----------            ----------
  (A)  Lines of credit                   $    6,080            $        -
           Less amounts reclassified
              as long-term debt
                                              4,794                     -
                                         ----------            ----------
                                              1,286                     -

  (B)  Promissory note                            -                    11
  (C)  Short term interest free loan              -                   212
                                         ----------            ----------
                                         $    1,286            $      223
                                         ==========            ==========

(A) The Company's subsidiary, Pacific Baja, has an $8,000 U.S. line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at LIBOR (5.55% at December 31, 1996) plus 2% or prime (8.25% at December 31, 1996). The note is due November 1998 and is annually reviewed for a continuing two year commitment. Advances are limited to 30% of eligible inventory (up to a maximum of $2,500) and 80% of eligible accounts receivable and contains a seasonal over advance up to $500 from April through July each year.

 Management has classified the portion of the lines of credit that are not expected to be repaid during 1997 as long-term.

 At December 31, 1996, the Company was in violation of certain liquidity ratios and net worth covenants. Subsequent to December 31, 1996, the bank waived these violations through June 30, 1997, and the bank has agreed to amend the covenants so that the Company is anticipated to be in compliance with all covenants through at least January 1, 1998.

(B) Promissory note, repayable at $517 per month, including interest at 10% per annum.

(C) Short term interest free loan, secured by the personal guarantee of two of the Company's directors. As additional consideration for the loan, the Company issued 233,333 shares at a deemed value of $0.36 per share and agreed to pay a royalty of $5 U.S. on each Turbodyne unit sold to a maximum of $1 million U.S. A finder's fee of 116,667 common shares at a deemed value of $0.36 per share was issued in connection with the loan.

                              TURBODYNE TECHNOLOGIES INC.
                              ---------------------------
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       ------------------------------------------
                              DECEMBER 31, 1996 AND 1995
                              --------------------------
                               (in thousands of dollars)
                                     (revised)

6.  LONG TERM DEBT

                                                        1996            1995
                                                     ----------      ----------

Notes payable to a bank, interest at prime rate
     (8.25% at December 31, 1996) plus 1% with
     monthly installments of $49, including
     interest, secured by equipment,
      maturing September 1997.                       $    1,372      $        -

Notes payable, interest ranging from 7% to 15%,
     with monthly instalments of $106, including
     interest, secured by equipment, maturing at
     various dates through 1999.                          2,252               -

Long-term portion of lines of credit                      4,794               -

Other                                                        22              29

Capital lease obligations                                   167               -
                                                     ----------      ----------
                                                          8,607              29

Less:  current portion                                    1,396               9
                                                     ----------      ----------
                                                     $    7,211      $       20
                                                     ==========      ==========

Aggregate maturities of long-term debt for the years ending December 31, are as follows:


                               1997               $1,510
                               1998               $5,898
                               1999               $  863
                               2000               $   85
                               2001               $  251

The Company leases various equipment under the terms of a capital lease. The following is a schedule of future minimum lease payments over the life of the lease:


                               1997                $   54
                               1998                    59

                               1999                    45
                               2000                    32
                               2001                    15
                                                 --------
                                                      205
Less amount representing interest
    ranging from 9.3% to 11.3%                         38
                                                 --------
Balance of obligation                                $167
                                                 ========

                         TURBODYNE TECHNOLOGIES INC.
                         ---------------------------
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                         DECEMBER 31, 1996 AND 1995
                         --------------------------
              (in thousands of dollars, except share amounts)
                               (revised)

7.  SHARE CAPITAL

    a)   Authorized
         100,000,000 Common shares without par value
         100,000,000 Class A preference shares with a par value of $10
             (none issued)
         100,000,000 Class B preference shares with a par value of $50
             (none issued)

    b)   Issued and Outstanding Common Shares

                                                 1996                     1995
                                        ----------------------     ----------------------

                                        Number of     Amount       Number of     Amount
                                         Shares                     Shares
                                       -----------   ---------     ----------  ----------
Balance, beginning of
 the year                              16,542,121    $   7,139     10,663,052   $   2,816

Issued for cash
 Private placements
 (net of share issue
 costs and finder's fees
 of $164,060 (1995 -
 $400,318)                                469,497        2,252      3,367,213       2,680

Exercise of warrants                    2,840,557        3,464        666,423         481

Exercise of incentive
 stock options                            651,000        2,198      1,168,500         869

Issued on acquisition of
subsidiary (Note 2)                     3,076,923       15,385          --             --

Issued for loan bonus                       --            --          258,333         394

Issued for debt settlement                  --            --          301,933         157

Issued for finder's fees                    --            --          116,667          42
                                        ---------     --------     ----------    --------


Balance, end of the year               23,580,098   $  30,438      16,542,121    $  7,139
                                       ==========   =========      ==========    ========

c) Of the Company's issued and outstanding shares 4,150,000 are held in escrow to be released in accordance with a formula basedon cumulative cash flow of the Company.



                                TURBODYNE TECHNOLOGIES INC.
                                ---------------------------
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        ------------------------------------------
                                DECEMBER 31, 1996 AND 1995
                                --------------------------
                    (in thousands of dollars, except share amounts)
                                       (revised)

7. SHARE CAPITAL (Continued)

d) As at December 31, 1996, the Company had outstanding share purchase warrants entitling the holders to acquire 339,730 common shares at exercise prices of $4.35 to $9.50 per share.

e) As at December 31, 1996, the Company had outstanding directors and employees incentive stock options to acquire 2,300,500 common shares at exercise prices of $1.65 to $9.00 per share.

8.  SPECIAL WARRANTS

 On July 2, 1996 the Company completed a private placement of 3,750,000 Series "A" special warrants at a price of $5.00 per special warrant for net proceeds of $17,976,595 after deducting costs of the issue.
 Commission paid to the brokers was 10% of the gross proceeds and the brokers elected to receive the commission in special warrants (375,000 Series "A" Special Warrants issued). Each Series "A" special warrant can be exercised into one unit of the Company for no additional consideration. Each unit consists of one common share and one non transferable share purchase warrant. The share purchase warrant will entitle the holder to purchase one common share at $5.50 per share until July 2, 1997.

 On December 7, 1996 the Company completed a brokered private placement of 500,000 Series "C" special warrants at a price of $9.00 per special warrant for net proceeds of $3,951,196 after deducting costs of the issue. Each "C" special warrant can be exercised into one unit of the Company for no additional consideration. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole Series "C" share purchase warrant will entitle the holder to purchase one common share at $9.50 per share for a period of one year. Commissions paid to the broker was 10% of the gross proceeds and the broker elected to receive the commission in cash.

 The Company has undertaken to use its best efforts to file and obtain a receipt for a prospectus qualifying the distribution of the Series "A" and "C" units on the exercise of the Series "A" and "C" special warrants, within

 90 days following the closing date of the Series "C" special warrants. In the event that the prospectus is not receipted in the 90 day period, then the Series "C" units will consist of one common share and one share purchase warrant.

                           TURBODYNE TECHNOLOGIES INC.
                           ---------------------------
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     ------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                            (in thousands of dollars)
                                   (revised)
9.  INCOME TAXES

 At December 31, 1996, the Company has approximately $11,750 in net operating loss carryforwards available to offset future taxable income. These carryforwards, if unused, will expire from 2001 to 2010. The potential income tax benefits related to these items have not been reflected in the accounts.

10. COMMITMENTS

    a)  Consulting Commitments

        The Company has entered into consulting commitments for assistance in management development, international marketing, licensing and financing, technical and educational services.

        The commitment under these contracts for the next five years is as follows:

               1997         $ 429
               1998         $ 199
               1999         $ 180
               2000         $ 180
               2001         $ 180

        Certain of the consulting agreements are payable for a total of $16 U.S. per month and continue indefinitely until either party terminates the agreement in writing with advance notice ranging from two to three months.

  b)  Lease Commitments

        The Company's subsidiaries lease certain factory and office premises in California, U.S.A. and Ensenada, Mexico until September, 2006. The annual rents of the premises consist of a minimum rent plus realty taxes and utilities. Minimum rents payable for the premises for the next five years is as follows:

              1997           $ 646
              1998           $ 717

              1999           $ 736
              2000           $ 750
              2001           $ 457

         The Company's head office and Turbodyne development factory premises are rented on a month to month basis.

                            TURBODYNE TECHNOLOGIES INC.
                            ---------------------------
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ------------------------------------------
                            DECEMBER 31, 1996 AND 1995
                            --------------------------
                             (in thousands of dollars)
                                     (revised)

11.  RELATED PARTY TRANSACTIONS

 a)  The Company made payments to related parties as follows:

                                                 1996          1995
                                              ----------    ----------

        Project management fees               $       82    $       80
        Consulting fees                       $       86    $        -

        Management fees                       $       30    $       30
        Rent and administrative services      $      176    $       30


 b)  The following amounts are due from (to) related parties:

                                                 1996           1995
                                              ----------     ----------
 Advances receivable from a director,
 interest free and payable on demand          $      113     $      113
                                              ==========     ==========

12.  SEGMENTED INFORMATION

The Company manufactures and distributes, on credit terms determined for each customer, after-market automotive wheels, compressor housings, and manifolds to wholesale distributors and original equipment manufacturers and castings prepared to customer specifications on a contract basis. Operations are considered to be in one geographical area - North America.


                                        Year ended           Year ended
                                       December 31,         December 31,
                                          1996                  1995
                                       ----------           ----------
NET SALES
  After-market automotive wheels       $    9,799           $        -
  Compressor housings and manifolds         9,208           $        -
                                       ----------           ----------
                                       $   19,007
                                       ==========           ==========
GROSS PROFIT
  After-market automotive wheels       $    1,309           $        -
  Compressor housings and manifolds         1,200           $        -
                                       ----------           ----------

                                       $    2,509           $        -
                                       ==========           ==========
GENERAL OPERATING COSTS
  Manufacture of aluminum cast
     automotive products                    2,666                    -
  Development of Turbodyne products         3,002                1,528
                                       ----------           ----------
                                       $    5,668           $    1,528
                                       ==========           ==========

LOSS BEFORE PROVISION FOR INCOME TAXES     (3,159)              (1,528)
INCOME TAXES RECOVERED                        601                    -
                                        ---------           ----------
NET LOSS                               $   (2,558)          $   (1,528)
                                       ==========           ==========

                             TURBODYNE TECHNOLOGIES INC.
                             ---------------------------
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     ------------------------------------------
                             DECEMBER 31, 1996 AND 1995
                             --------------------------
                              (in thousands of dollars)
                                     (revised)

12.  SEGMENTED INFORMATION (Continued)


                                             Year ended          Year ended
                                            December 31,        December 31,
                                                1996                1995
                                            ----------          ----------
DEPRECIATION
  After-market automotive wheels            $      348          $        -
  Compressor housings and manifolds                630                   -
  Turbodyne products                                68                   6
                                            ----------          ----------
                                            $    1,046          $        6
                                            ==========          ==========

IDENTIFIABLE ASSETS
  After-market automotive wheels            $   21,996          $        -
  Compressor housings and manifolds             26,779                   -
  Turbodyne products                            15,720               5,202
                                            ----------          ----------
                                            $   64,495          $    5,202
                                            ==========          ==========

13.  REVISION TO FINANCIAL STATEMENTS

 The Company has revised the accounting for the acquisition of Pacific Baja Light Metals Holding Inc. ("Pacific Baja") by increasing the value assigned to the common share component of the consideration paid by the Company in connection with this acquisition. This revision, which is in accordance with generally accepted accounting principles, reflects the fair market value of the shares issued as consideration for the Company's acquisition of Pacific Baja. The Company had previously accounted for the acquisition using a purchase price of $20,400 based on the fair market value of the net assets of Pacific Baja resulting in the assignment of $4,080 to the common share component of the consideration paid by the Company. The effect of using the fair market value of the Company's common shares issued results in the assignment of $15,385 to the common share component of the consideration paid by the Company. This revision results in an increase in goodwill and share capital in the amount of $11,305 and an increase in amortization of goodwill and net loss for the year, and deficit of $262.

14.  SUBSEQUENT EVENTS

 Subsequent to December 31, 1996:

 a) The Company has withdrawn its originally issued December 31, 1996 consolidated financial statements and has issued revised December 31, 1996 consolidated financial statements as detailed in Note 13.

                            TURBODYNE TECHNOLOGIES INC.
                            ---------------------------
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------
                            (in thousands of dollars)
                                    (revised)

14.  SUBSEQUENT EVENTS (Continued)

 b) The Company has issued 297,014 common shares for cash consideration of $1,801,680 as a result of the exercise of share purchase warrants.

 c) The Company has issued 520,000 common shares for cash consideration of $2,164,395 as a result of the exercise of incentive stock options.

 d)   The Company has granted the following incentive stock options:


         NUMBER OF SHARES          EXERCISE PRICE           EXPIRY DATE
         ----------------          --------------           -----------

                  480,000                  $ 9.85           January 6, 1999
                1,511,500                  $10.15             March 3, 1999

 e) The Company has entered into a private placement engagement agreement, subject to the agent's due diligence and the preparation of acceptable documentation, which proposes the issue of up to U.S. $5,000,000 of convertible preferred shares in two tranches, with the first tranche of U.S. $2,500,000 expected to close by July 15, 1997, and the second tranche of U.S. $2,500,000 to close within 120 days of the first closing. The convertible preferred shares will have a dividend rate of 7% per annum payable in cash or common shares (at the Company's option) at the time of conversion. The convertible preferred shares are convertible into common shares at any time during the period commencing four months from closing and ending three years from closing at the lessor of, a fixed price equal to 110% of the market price of the common shares at the time of closing, or a floating price varying from 80% to 90% (depending on time outstanding) of the 10 day average price of the Company's common shares at the time of conversion. In conjunction with the issue of the preferred shares, the Company will issue warrants entitling the holders to purchase, for a period of three years, at the fixed price described above, common shares having a value of 33 1/3% of the convertible preferred shares issued.